Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

02052853

For the month of August 2002

PE 8-1-02

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Corporate Business Systems
Administration Division

Date: August 21, 2002

KYOCERA CORPORATION
6 Takeda Tobadono-cho, Fushimi-ku,
Kyoto 612-8501, JAPAN
Telephone: +81-75-604-3556
Facsimile: +81-75-604-3557
http://www.kyocera.co.jp/

(Translation)

To whom it may concern:

August 21, 2002

Name of Listed Company:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi, President and Director
	(Code number: 6971)
Person for inquiry:	Hideki Ishida, Managing Director (TEL: 075-604-3550)

Re: Notice of Purchase of Stock of the Company
(Acquisition by the Company of its Stock
pursuant to Article 210 of the Commercial Code)

This is to advise you that the Company purchased stock of the Company on the open market pursuant to Article 210 of the Commercial Code of Japan as follows:

1. Period of the purchase	:	From August 1, 2002 to August 21, 2002
2. Total number of shares purchased by the Company	:	2,198,500 shares
3. Total purchase amount of the stock purchased by the Company	:	JPY18,180,067,000
4. Method of purchase	:	Purchased on the Tokyo Stock Exchange

KYOCERA CORPORATION
6 Takeda Tobadono-cho, Fushimi-ku,
Kyoto 612-8501, JAPAN
Telephone: +81-75-604-3556
Facsimile: +81-75-604-3557
http://www.kyocera.co.jp/

Remarks:

1. Authorization at the 48th General Meeting of Shareholders (June 26, 2002):

(1) Type of stock to be purchased	:	Common stock of the Company
(2) Aggregate number of shares to be purchased	:	Up to 5,000,000 shares
(3) Aggregate purchase amount of the stock	:	Up to JPY50.0 billion

2. Aggregate number of shares of stock and purchase amount of the stock purchased by the Company (as of August 21, 2002)

(1) Aggregate number of shares purchased by the Company	:	3,609,900 shares
(2) Aggregate purchase amount of the stock purchased by the Company	:	JPY29,907,871,000

(Translation)

To All Persons Concerned August 21, 2002

Name of Listed Company: Kyocera Corporation

Name of Representative: Yasuo Nishiguchi, President and Director

(Code number: 6971)

Person for inquiry: Hideki Ishida, Managing Director

(TEL: 075-604-3550)

Notice relating to Allocation of Stock Options (Stock Acquisition Rights)

This is to advise you that the meeting of the Board of Directors of the Company held on August 21, 2002 has decided the definitive terms and conditions of the issuance of the stock acquisition rights for the purpose of granting stock options under Articles 280-20 and 280-21 of the Commercial Code of Japan, as approved by the 48th Ordinary General Shareholder's Meeting of the Company.

The amount to be paid in upon exercise of stock acquisition rights and other outstanding conditions are scheduled to be decided on September 2, 2002, the date of issuance of the stock acquisition rights.

1. Issue date of stock acquisition rights:

   September 2, 2002 (Scheduled)

2. Number of stock acquisition rights to be issued:

   1,436
   (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)

3. Issue price of stock acquisition rights:

   None

4. Kind and aggregate number of shares to be issued upon exercise of stock acquisition rights:

   143,600 shares of Common Stock of the Company

5. Amount to be paid in upon exercise of stock acquisition rights (exercise price):

   Not yet decided
   (The exercise price to be paid in upon exercise of each stock acquisition right shall be the amount of the exercise price per share multiplied by the number of shares to be issued upon exercise of each stock acquisition right.

The exercise price shall be the average of the closing price of the shares of the Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company on the day of issuance of the stock acquisition rights, the exercise price shall be the closing price on the day of issuance of the stock acquisition rights.)

6. Exercise period for stock acquisition rights:

   From October 1, 2002 to September 30, 2003

7. Conditions for exercise of stock acquisition rights:

   (i) In order to exercise stock acquisition rights, the party who has received such stock acquisition rights (the "Acquisition Rights Holder") must be a Director, Statutory Auditor or employee of the Company or a subsidiary thereof at the time of exercise.

   (ii) In case of death of the Acquisition Rights Holder, the inheritor may exercise stock acquisition rights inherited for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

   (iii) Stock acquisition rights may not be transferred, pledged or otherwise disposed of.

   (iv) Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

   (v) Other terms and conditions shall be provided for in an Agreement relating to the Allocation of Stock Acquisition Rights between the Company and each Acquisition Rights Holder, pursuant to resolutions at the 48th Ordinary General Shareholder's Meeting and the Board of Directors of the Company held on August 21, 2002.

8. The amount out of issue price of new shares to be accounted as paid-in capital of the Company:

   Not yet decided
   (The amount out of issue price of new shares to be accounted as paid-in capital is equal to the amount of the exercise price multiplied by 0.5, and any fraction less than one yen as a result of this calculation shall be rounded up to the nearest yen.)

9. Parties to whom stock acquisition rights will be allocated:

Statutory Auditors and employees of the Company:	76
Directors, Statutory Auditors and employees of the subsidiaries of the Company in Japan:	182
Directors, officers and employees of the subsidiaries of the Company overseas:	127
Total	385

(Remarks)

(1) Date of resolution at the meeting of the Board of Directors for submission to the Ordinary Shareholder's Meeting:

April 26, 2002

(2) Date of resolution adopted at the Ordinary Shareholder's Meeting:

June 26, 2002